SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

COMPUMED, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204914

(CUSIP Number)

David J. Katz
Perkins Coie LLP
1620 26th Street, Sixth Floor, South Tower
Santa Monica, California 90404
(310) 788-3268

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204914

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert Stuckelman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,277,618 (1)

	8.	Shared Voting Power none

	9.	Sole Dispositive Power 1,277,618 (1)

	10.	Shared Dispositive Power none

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,277,618 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.1% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)                                  Includes 1,123,103 fully vested options to purchase shares of CompuMed, Inc. ("CompuMed") common stock that are exercisable within 60 days of the date of filing of this report.

(2)                                  Calculated based on 19,074,137 shares of CompuMed common stock outstanding as of September 30, 2003, as provided to Mr. Stuckelman by CompuMed.  In accordance with Rule 13d-3(d)(1)(i)(D), such number represents the sum of the actual number of outstanding shares of CompuMed common stock (17,951,034) as of September 30, 2003, plus Mr. Stuckelman's options to purchase shares of CompuMed common stock that are exercisable within 60 days of the date of this filing (1,123,103).

Item 1.	Security and Issuer
Common Stock of CompuMed, Inc. ("CompuMed") 5777 West Century Blvd., Suite 1285 Los Angeles, California 90045 CUSIP No. 204914

Item 2.	Identity and Background
(1)(a) Robert Stuckelman (b) 5777 West Century Blvd., Suite 1285 Los Angeles, California 90045

(c)                                  Robert Stuckelman is currently the Chairman of CompuMed’s Board of Directors and is a member of CompuMed’s audit committee.  CompuMed is a healthcare informatics company that provides medical imaging software solutions and the remote interpretation of  electrocardiograms.  CompuMed’s business address is set forth in (1)(b) above.  Mr. Stuckelman is also the founder of CompuMed.  Mr. Stuckelman is the President of Technical Management Consultants, which provides business consulting services to companies.  Technical Management Consultants is located at 3624 Westfall Dr. Encino, CA 91436.

(d) None
(e) None
(f) American

Item 3.	Source and Amount of Funds or Other Consideration
Approximately 64% of the shares of common stock beneficially owned by Mr. Stuckelman is derived from the stock options that were granted in 2003 as follows:

Grant Date	Expiry Date	Type of Option	Number of Shares	Exercise Price	Number of Vested Shares

2/11/2003	2/11/2013	Non-Qualified	511,458	$0.0800	511,458

6/20/2003	6/20/2013	Non-Qualified	303,921	$0.1000	303,921

Item 4.	Purpose of Transaction
See response to Item 3, which is incorporated herein by this reference.
Item 5.	Interest in Securities of the Issuer

(a)-(b)               Reference is made to Rows 7-11 and 13 of the cover page of this Schedule 13D, which Rows are incorporated by reference herein.  According to CompuMed’s information provided to Mr. Stuckelman, there were 17,951,034 shares of CompuMed common stock outstanding as of September 30, 2003.  As of the date of filing of this Schedule 13D, Mr. Stuckelman directly beneficially owns 1,277,618 shares of CompuMed common stock, inclusive of 1,123,103 fully vested options which Mr. Stuckelman has the right to exercise into CompuMed common stock within 60 days of the date of filing of this Schedule 13D.  Such shares represent 7.1% of CompuMed’s outstanding shares of common stock (inclusive of the 1,123,103 fully vested options) in accordance with Rule 13(d)-3(d)(1)(i)(D).

Mr. Stuckelman is not part of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5 promulgated under the Exchange Act and has sole power to vote, direct voting and to sell or otherwise dispose of the shares.

(c)                                  During the 60-day period before the date of filing of this Schedule 13D, Mr. Stuckelman had no transactions in CompuMed’s common stock other than a gift of 75,000 shares of CompuMed common stock to his son in October 2003.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable

Item 7.	Material to Be Filed as Exhibits
NONE

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2003
Date
/s/ Robert Stuckelman
Signature
Robert Stuckelman
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).